15048565

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45389

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carnegie Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 West 55th Street
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Flakstad (212) 262-5800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Regen, Benz & MacKenzie CPA's PC
(Name – *if individual, state last, first, middle name*)

57 West 38th Street, 3rd Floor (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/11

OATH OR AFFIRMATION

I, Thomas Flakstad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carnegie Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

HARVEY Z ANG
Notary Public - State of New York
NO. 01AN6270659
Qualified in Queens County
My Commission Expires 10-22-16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXX Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RegenBenzMacKenzie

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Carnegie, Inc.
New York, New York

We have audited the accompanying financial statements of Carnegie Inc. (a wholly owned subsidiary of Carnegie Investment Bank AB), (a Delaware corporation) which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Carnegie Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Carnegie Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, III, IV, V and VI has been subjected to audit procedures performed in conjunction with the audit of Carnegie Inc.'s financial statements. The supplemental information is the responsibility of Carnegie Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
February 20, 2015

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current Assets	
Cash	$ 8,335,335
Commissions Receivable	477,313
Prepaid Income Taxes	4,468
Prepaid Expenses	145,391
Total Current Assets	8,962,507
Fixed Assets	
Furniture, Equipment and Leasehold Improvements at cost, less accumulated depreciation of $1,218,794	53,523
Other Assets	
Deferred Income Tax Benefit	949,417
TOTAL ASSETS	$ 9,965,447

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts Payable and Accrued Expenses	$ 2,420,389
Income Taxes Payable	24,419
Rent Abatement	4,150
Total Current Liabilities	2,448,958
Stockholder's Equity	
Common Stock - $ 0.01 par value; 100 shares authorized issued and outstanding	1
Paid-in Capital	3,999,999
Retained Earnings	3,516,489
Total Stockholder's Equity	7,516,489
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 9,965,447

The accompanying notes are an integral part of these financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenue	
Commission Income	$ 8,484,590
Fee Income	4,312,862
Interest Income	9,714
Miscellaneous Income	53,019
Foreign Exchange Gain	133,390
Total Revenue	12,993,575
Expenses	
Settlement Costs	3,742,099
Salaries	4,599,039
Office Rent and Utilities	356,548
Commercial Rent Tax	12,129
Payroll Taxes	151,564
Employee Benefits	508,842
Insurance	61,304
Research	16,720
Depreciation	51,260
Repairs and Maintenance	20,304
Office Expenses	32,452
Telephone and Communication	1,133,390
Machine Rental and Maintenance	55,343
Professional and Legal Fees	495,303
Travel and Entertainment	598,044
Regulatory Fees	19,501
Dues and Subscription	44,044
Charitable Contributions	2,098
Miscellaneous	2,733
Payroll Service Charges	5,674
Seminars	417
Total Expenses	11,908,808
Income Before Provision for Income Taxes	1,084,767
Provision for Income Taxes	(590,324)
Net Income	$ 494,443

The accompanying notes are an integral part of these financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2014	$ 1	$ 3,999,999	$ 3,022,046	$ 7,022,046
Net Income	0	0	494,443	494,443
Balances, December 31, 2014	$ 1	$ 3,999,999	$ 3,516,489	$ 7,516,489

The accompanying notes are an integral part of these financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows from Operating Activities	
Net Income	$ 494,443
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	51,260
Decrease in Commissions Receivable	1,242,747
Decrease in Other Receivables	4,219
Decrease in Prepaid Income Taxes	842
Increase in Prepaid Expenses	(12,127)
Decrease in Deferred Income Tax Benefit	340,898
Increase in Accounts Payable and Accruals	804,326
Increase in Income Taxes Payable	574
Decrease in Rent Abatement	(4,150)
Net Cash Provided by Operating Activities	2,923,032
Cash Flows From Investing Activities	
	0
Cash Flows From Financial Activities	0
Net Increase in Cash	2,923,032
Cash and Cash Equivalents January 1, 2014	5,412,303
Cash and Cash Equivalents December 31, 2014	$ 8,335,335

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for:

Taxes	$ 247,411

The accompanying notes are an integral part of these financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1 - ORGANIZATION

Carnegie, Inc. ("Carnegie") a United States of America Corporation, was incorporated on September 19, 1986. Carnegie is a wholly owned subsidiary of Carnegie Investment Bank AB, a Swedish Corporation which is owned by Carnegie Holding AB, a Swedish corporation.

Substantially all securities transactions represent the sale of foreign securities (a minor portion, less than 2% represents domestic securities). All foreign securities commission income is generated through related companies and the settlement costs of foreign securities transactions are through related companies.

Carnegie does not maintain any customer accounts, as defined by Rule 15c3-3 of the Securities and Exchange Commission. Carnegie is therefore exempt from Rule 15c3-3 in accordance with Section (k)(2)(i) thereof.

Since Carnegie does not settle their trades through a United States broker, it is required to record the liability for the unsettled trades, if any.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

Carnegie uses the accrual method of accounting for financial statements and for income tax purposes. Carnegie accounts for all revenue from securities transactions and expenses related to such transactions on a trade date basis.

Fixed Assets

Furniture and equipment are stated at cost and are being depreciated on the straight-line basis using estimated useful lives from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Tax Uncertainties

Carnegie accounts for income taxes in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate principally to depreciation and amortization of property and equipment. Deferred tax assets and liabilities represent the future tax consequence for those differences which will either be deductible or taxable when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Carnegie adopted the provisions of FASB ASC 740-10-25, which prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Tax Uncertainties (Continued)

Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes (see Note 9). Interest and penalties associated with tax positions are recognized in the statement of income if material.

Foreign currency translation

Amounts recorded in foreign currency are translated into United States dollars as follows:

(a) Monetary assets and monetary liabilities, at the rate of exchange in effect as of the balance sheet date;
(b) Non-monetary assets and non-monetary liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and,
(c) Revenues and expenses, at the rate of exchange at the trade date.

Use of Estimates

Carnegie uses estimates and assumptions in preparing financial statements in accordance with U.S. Generally Accepted Accounting Principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used. The nature of Carnegie's operations is such that variances from estimates of financial statements amounts are not likely to be significant.

Compensated absences

Compensated absences for sick pay and personal time have not been accrued since they are not allowed to be carried over from year to year.

NOTE 3 - CASH

Only $250,000 of cash held at JP Morgan Chase is FDIC insured. The balance of $8,118,494 is not FDIC insured.

For the statement of cash flows, Carnegie includes cash on deposit, cash on hand, money market and certificates of deposits with original maturities less than three months (if any) as cash equivalents.

NOTE 4 - COMMISSIONS RECEIVABLE

Commissions' receivable represents the net amount that arise in the normal course of business. Accounts are generally considered past due after 30 days. Past due receivables do not accrue interest. There were no accounts over 90 days past due.

Management determines the allowance for doubtful accounts based upon prior experience and its assessment of the collectability of specific accounts. At December 31, 2014, commissions receivable were considered fully collectible by management; therefore, no allowance for doubtful accounts has been provided.

NOTE 4 - COMMISSIONS RECEIVABLE (CONTINUED

The amount of $477,313 represents the amount due from related companies net of settlement costs as follows:

Carnegie Investment Bank AB	$ 71,000
Carnegie Bank A/S	196,362
Carnegie ASA	209,951
	$ 477,313

NOTE 5 - FIXED ASSETS

Furniture, equipment and leasehold improvements at cost, less accumulated depreciation. When properties are retired or otherwise disposed of, the asset and accumulated depreciation accounts are adjusted accordingly. Any resulting profit or loss is reflected in income in the period incurred.

The following is a summary of the property and equipment, and the related accumulated depreciation as of December 31, 2014:

Cost

	Beginning	Additions	Deletions	Ending
Furniture and Equipment	$ 583,006	$ -	$ -	$ 583,006
Leasehold Improvements	795,350	-	106,039	689,311
	$ 1,378,356	$ -	$ 106,039	$ 1,272,317

Accumulated Depreciation

	Beginning	Additions	Deletions	Ending
Furniture and Equipment	$ 495,483	$ 26,419	$ -	$ 521,902
Leasehold Improvements	778,090	24,841	106,039	696,892
	$ 1,273,573	$ 51,260	$ 106,039	$ 1,218,794

NOTE 6 - EMPLOYEE BENEFITS

Carnegie established a profit sharing pension plan during the calendar year 1994. All employees who have been employed with the company for three months are covered by the plan. Carnegie's contributions to the plan are at the discretion of the Board of Directors. Contributions may vary from 0-15 percent of an employee's base salary and are determined on a yearly basis; however, the maximum contribution for any individual may not exceed $25,000. Funds contributed to the pension plan are set aside in a separate account for each participant and are self-directed by the participant.

For the year ended December 31, 2014, contributions to the plan charged to operations were $240,061 and are included in employee benefits.

Additionally, Carnegie pays for the cost of all of its employee's health insurance premiums.

NOTE 7 - COMMITMENTS

Carnegie occupies leased office space in New York City. The current lease will expire on December 31, 2015. The lease may be cancelled by the landlord upon 6 months written notice at any time after November 1, 2010 if the building is in the process of being converted to residential use. If the landlord exercises this clause, Carnegie's rent shall be abated for the final four months of the remaining lease term. Future minimum rental commitments for this operating lease are as follows:

2015	$ 300,536

Rent expense for the year totaled $309,428.

On July 3, 2014 Carnegie executed an addendum to its current lease. As per the addendum, Carnegie will be relocating to another floor within the building which they currently occupy. The term of the lease is from the commencement date through December, 2025. The commencement date is effective upon the substantial completion of landlord's work or the date Carnegie is given possession of the premises in writing by the landlord. As of December 31, 2014 none of the events have occurred to establish the effective commencement date.

Approximate future aggregate minimum rentals for the new lease will be as follows:

Year	
1	$ 327,875
2	335,252
3	342,795
4	350,508
5	358,394
Thereafter	2,000,956
	$ 3,715,780

NOTE 8 – INCOME TAXES

The major components of income tax expense for the year ended December 31, 2014 are as follows:

Current Income Tax Expense	$ 248,713
Deferred Income Tax	297,221
Adjustments in Respect of Income Tax of Previous Years	44,390
Income Tax Expense Reported on Financial Statements	$ 590,324

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 8 - INCOME TAXES (CONTINUED)

Deferred income tax at December 31, 2014 relates to the following:

Accelerated Depreciation for Books Purpose	$ 165,455
Deferred Compensation	209,390
Rent Expense Abatement	1,868
State/Local Net Operating Losses	572,704
Deferred Income Tax Reported on Financial Statements	$ 949,417

The following temporary differences gave rise to the deferred tax: reduction of rent expense attributable to rent abatement is not taxable since it was not received; the excess of book depreciation over tax depreciation; and deferred compensation which is not deductible for tax purposes until paid.

Prepaid income tax represents an overpayment of local income tax that will be applied to the 2014 tax liability. The overpayment is attributable to estimated taxes being paid on projected taxable income which was greater than the actual income.

Carnegie incurred Net Operating Losses in years 2009, 2010 and 2012. The Net Operating Losses were utilized for federal income tax only. New York State and City only allow a carryback of $10,000 and the balance may be carried forward for 20 years. Following are the New York State and City Net Operating Losses and the year they expire:

	Amount	Year of Loss	Expiration
New York State	1,041,433	2009	2029
	2,242,843	2010	2030
	1,747,985	2012	2032
New York City	983,188	2009	2029
	2,234,239	2010	2030
	1,739,374	2012	2032

The Federal, New York State and New York City income tax returns of Carnegie for 2011 through 2014 are subject to examination by the taxing authorities for three years after they were filed. Carnegie incurred penalties and interest of $599. This amount is included in the provision for income taxes on the statement of income.

NOTE 9 - RELATED PARTY DISCLOSURES

The following table provides the total amount of transactions, which have been entered into with related parties for the relevant financial year.

	Commission and Fee Income	Trading Gains	Currency Gains	Settlement Fees Paid
Carnegie Investment Bank AB	$ 4,986,414	$ 114,199	$ 109,471	$ 2,263,219
Carnegie Bank A/S	1,566,463	20,369	4,541	628,831
Carnegie ASA	2,085,514	13,244	4,298	850,048

Accounts Payable as of December 31, 2014 includes $58,878 payable to Carnegie Investment Bank AB.

Carnegie, Inc. reimbursed its parent for certain expenses totaling $724,521. These expenses relate to items which were paid by the parent and were allocated to the group. The expenses were as follows:

Fix Order Routing	$ 374,618
Exchange Expense	20,769
Software Licensing	13,993
Consulting Services	315,141
Total	$ 724,521

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price to sell an asset or transfer a liability between market participants as of the measurement date. Fair value measurements assume the asset or liability is exchanged in an orderly manner; the exchange is in the principal market for that asset or liability (or in the most advantageous market when no principal market exists); and that the market participants are independent, knowledgeable, able and willing to transact an exchange. The new provisions also clarify that the reporting entity's nonperformance risk (credit risk) should be considered in valuing liabilities.

FASB ASC 820 establishes a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Considerable judgment is required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented in the financial statements are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value.

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Carnegie has a number of financial instruments, including cash, none of the financial instruments are held for trading purposes.

Concentration of Credit Risk

The credit risk for commission's receivable is concentrated because 100% of the balances due are from three related parties (see note 4 and 9). However, commissions receivable are collected within a short period of time, accordingly, commissions receivable are reported at the amount of the receivable outstanding.

Revenue Concentration

Revenue for the year ended December 31 2014 includes revenue from three related parties, (see notes 4 and 9) which accounted for approximately 67% of the total revenues.

NOTE 11 - SUBSEQUENT EVENTS

Carnegie's management has performed subsequent events procedures through February 20, 2015, which is the date the financial statements were available to be issued, there were no subsequent events requiring adjustment to the financial statements or disclosures as stated herein.

NOTE 12 - NET CAPITAL REQUIREMENTS

Carnegie is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. Carnegie has elected to use the alternative method, permitted by the rule, which requires that Carnegie maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregated debit balances arising from customer transactions, as defined. (The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At December 31, 2014, Carnegie had net capital of $5,886,347 which was $5,636,347 in excess of its required net capital.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2014

SCHEDULE I
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

NET CAPITAL	
Total Stockholder's Equity Qualified for Net Capital	$ 7,516,489
Deductions and/or Charges	
Non-allowable Assets:	
Petty Cash	30
Commissions Receivable	477,313
Prepaid Income Taxes	4,468
Prepaid Expenses	145,391
Furniture, Equipment and Leasehold Improvements	53,523
Other Assets	949,417
Total Deductions and/or Charges	1,630,142
Net Capital before Haircuts on Securities Positions (Tentative Net Capital)	5,886,347
Haircuts on Investment Securities	0
Net Capital	$ 5,886,347
Aggregate Indebtedness	
Items Included in Statement of Financial Condition:	
Accounts Payable and Accrued Expenses	$ 2,420,389
Income Taxes Payable	24,419
Rent Abatement	4,150
Total Aggregate Indebtedness	$ 2,448,958
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT	
2 percent of aggregate debit items (or $250,000, if greater) as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of the date of net capital computation	
Capital Requirement of Broker, Dealer Electing Alternative Method	250,000
Total Net Capital Requirement	$ 250,000
Excess Net Capital	$ 5,636,347
Net Capital in excess of the greater of: 5 percent of aggregate debit items or 120% of minimum net capital requirement	$ 5,586,347

SCHEDULE I (CONTINUED)
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

RECONCILIATION WITH CARNEGIE, INC. COMPUTATION

Net Capital, as reported in Company's Part II Focus Report	$ 5,886,347
Net Capital per above	$ 5,886,347

SCHEDULE II
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

As Carnegie, Inc. is exempted under 15c3-3(k)(2)(i), this schedule is not applicable.

SCHEDULE III
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION FOR DETERMINATION OF PAB RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

There are no material differences between the preceding computation and Carnegie's corresponding unaudited part II of Form X-17A-5 as of December 31, 2014.

SCHEDULE IV
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.)	$ 0
A.	Number of items	0
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ 0
A.	Number of items	0

SCHEDULE V
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2014

As Carnegie, Inc. is not registered as a futures commisions merchant, this schedule is not applicable.

SCHEDULE VI
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT
AS OF DECEMBER 31, 2014

As Carnegie, Inc. is not registered as a futures commission merchant, this schedule is not applicable.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

ON CARNEGIE, INC'S EXEMPTION REPORT

FOR THE PERIOD OF

JUNE 1, 2014 TO DECEMBER 31, 2014

RegenBenzMacKenzie

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Carnegie Inc.
New York, New York

We have reviewed management's statements, included in the accompanying Carnegie Inc. Exemption Report, in which (1) Carnegie Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Carnegie Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k) (2)(i) (the "exemption provisions") and (2) Carnegie Inc. stated that Carnegie Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Carnegie Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Carnegie Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
February 20, 2015

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

Carnegie

Carnegie Inc.'s Exemption Report

Carnegie Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Carnegie Inc.

I, Thomas Flakstad, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

Date 2/20/15

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING

AGREED-UPON PROCEDURES RELATED TO AN

ENTITY'S SIPC ASSESSMENT RECONCILIATION

AS OF DECEMBER 31, 2014

RegenBenzMacKenzie

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of Carnegie Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Carnegie Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Carnegie Inc.'s compliance with the applicable instructions of Form SIPC-7. Carnegie Inc.'s management is responsible for Carnegie Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including cash disbursements journal and posting to general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, NY
February 20, 2015

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

CARNEGIE, INC.
SEC FILE NUMBER 8-45389
SCHEDULE OF ASSESSMENT PAYMENTS SIPC
FOR THE ASSESSMENT PERIOD JANUARY 1, 2014 TO DECEMBER 31, 2014

SIPC-7T - General Assessment:	$ 32,868
Amount paid to SIPC:	
July 28, 2014	17,307
February 13, 2015	15,561
Total Payments:	$ 32,868